April 3, 2024

VIA EDGAR

Ms. Eileen Smiley

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The India Fund, Inc.
Registration Statement filed on Form N-2
File Nos. 333-276892 and 811-08266

Ms. Smiley:

On behalf of The India Fund, Inc. (the “Fund”), we are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided in a telephone conversation with Brooke A. Clark of Dechert LLP on March 28, 2024, relating to Pre-Effective Amendment No. 1 to the Fund’s registration statement on Form N-2 (the “Registration Statement”) filed on March 21, 2024.

For your convenience, the substance of those comments has been restated below. The Fund’s response to each comment is set out immediately under the comment. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

Comment 1: Please supplementally explain whether convertible bonds “in the money” and convertible bonds “out of the money” count towards the Fund’s policy to invest, under normal market conditions, at least 80% of the Fund’s total assets in equity securities of Indian Companies.

Response: The Fund has revised the disclosure to exclude convertible bonds, including convertible bonds in the money and convertible bonds out of the money, from counting towards the Fund’s policy to invest, under normal market conditions, at least 80% of the Fund’s total assets in equity securities of Indian Companies. The Fund has revised the disclosure as follows (new language underlined; deleted language struck through):

The investment objective of the Fund is long-term capital appreciation, which it seeks to achieve by investing primarily in the equity securities of Indian companies. The Fund’s investment objective and its policy to invest, under normal market conditions, at least 80% of its total assets in equity securities of Indian companies are fundamental policies of the Fund that may not be changed without the approval of a majority of the Fund’s outstanding voting securities.

Equity securities include common and preferred stock (including convertible preferred stock), American, global or other types of depositary receipts, ~~convertible bonds,~~ notes and debentures, equity interests in trusts, partnerships, joint ventures or similar enterprises and common stock purchase warrants and rights. Most of the equity securities purchased by the Fund are expected to be traded on an Indian stock exchange or in an Indian over-the-counter market. [. . .]

Up to 20% of the Fund’s total assets may be invested, subject to certain restrictions, in:

•	equity securities of companies (other than companies considered “Indian companies” under the above criteria), regardless of where organized, which the Investment Manager believes derive, or will derive, at least 25% of their revenues from business in or with India, or have at least 25% of their assets in India,

•	debt securities including high yield/high risk and unrated debt (commonly referred to as “junk bonds”), denominated in Indian rupees or issued or guaranteed by an Indian company, the Government of India or an Indian governmental entity, ~~and~~

•	debt securities of the type described under “Temporary investments~~.~~,” and

•	convertible bonds.

Comment 2: Please disclose how the Investment Manager defines each of the following factors: “(1) durability of the business model, (2) the attractiveness of the industry, (3) the strength of financials, (4) the capability of management, and (5) the most material environmental, social and governance (“ESG”) factors impacting a company.”

Response: The Fund believes that the current disclosure regarding the five enumerated factors, including the disclosed examples of ESG factors considered by the Investment Manager, is clear, written in plain English and can be understood by the average investor without further elaboration. Additionally, determining how each of the factors applies to a prospective investment is part of the Investment Manager’s proprietary investment process. Further, the Fund notes that identical disclosure appears in the disclosure documents of other open-end and closed-end funds advised by the Investment Manager or an affiliate thereof. At this time, the Fund does not want to introduce an inconsistency in this disclosure as compared to the disclosure for these other funds as such inconsistency could potentially be confusing to stockholders and potential investors, given that the process the Investment Manager and affiliates thereof follow is the same for each such fund. However, this comment will be considered further in connection with the next regular update to the registration statements and/or annual reports of such funds, including the Fund.

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Please contact the undersigned at 202-261-3386 should you have any questions regarding this matter.

Sincerely,

/s/ William J. Bielefeld
William J. Bielefeld